October 18, 2010
Ms. Kathryn T. Jacobsen
Senior Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Grand Canyon Education, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 18, 2010 Forms 10-Q for the Quarters Ended March 31, 2010 and June 30, 2010 File No. 1-34211
Dear Ms. Jacobsen:
This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated October 4, 2010, to Mr. Daniel Bachus, Chief Financial Officer of Grand Canyon Education, Inc. (the “University”), regarding the University’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on February 18, 2010 (the “2009 10-K”) and the University’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010, filed on May 4, 2010 and August 9, 2010, respectively (the “First Quarter 10-Q” and “Second Quarter 10-Q,” respectively).
This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the University’s response. Page references are to the page numbers of the applicable filings, as they appear on EDGAR.
Item 1. Business, page 4
Regulation of Federal Student Financial Aid Programs, page 21
Staff’s Comment:
1.	We note your response to comment one from our letter dated August 31, 2010. Please revise your disclosure in future filings to clarify whether the Department of Education has advised you of the basis for its on-going failure to act on your application for re-certification, which has been pending since March 2008.
University’s Response:
The University acknowledges the Staff’s comment and will revise its future filings to clarify whether the Department of Education has advised the University of the basis for its ongoing failure to act on the University’s pending application for re-certification.

Ms. Kathyrn T. Jacobsen
United States Securities and Exchange Commission
October 18, 2010

Return of Title IV Funds for students who withdraw, page 26 Non-GAAP Discussion, page 83
Staff’s Comment:
2.	We note your response to comment four from our letter dated August 31, 2010. Refer to the CD&I Question 102.12 on Non-GAAP Measures at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. It appears that your supplemental measure of cash receipts equal to a percentage of net revenues from tuition financed under the Title IV programs constitutes a non-GAAP financial measure under Regulation G and Item 10 of Regulation S-K. Accordingly, you must provide the disclosures required by Regulation G or Item 10 of Regulation S-K, if applicable, including the quantitative reconciliation from the non-GAAP financial measure to the most comparable measure calculated in accordance with GAAP. This reconciliation should be in sufficient detail to allow a reader to understand the nature of the reconciling items. Please advise or revise.
University’s Response:
As defined in Regulation G and Item 10 of Regulation S-K, a “non-GAAP financial measure” is, generally, a numerical measure of a registrant’s historical or future financial performance, financial condition or cash flows that excludes amounts that are included in, or includes amounts that are excluded from, the most comparable GAAP measure. The University does not believe that either (a) the cash basis 90/10 ratio (the “Regulatory Ratio”), or (b) the University’s supplemental ratio of Title IV cash receipts as a percentage of net revenues (the “Supplemental Ratio”) is a non-GAAP financial measure as defined under Regulation G and Item 10 of Regulation S-K.
The Regulatory Ratio is not a non-GAAP financial measure for two reasons: (i) first, insofar as the Regulatory Ratio is required by the Department of Education’s regulations to be disclosed in the University’s audited financial statements, is specifically excluded from the definition of “non-GAAP financial measure” under Regulation G and Item 10 of Regulation S-K, and (ii) second, apart from being a required regulatory disclosure, neither the numerator nor the denominator from which the Regulatory Ratio is derived are non-GAAP financial measures because they are calculated on a cash basis in accordance with a specific regulatory formula set forth in applicable Department of Education regulations (e.g., they are not derived from GAAP). The Supplemental Ratio is calculated by dividing the same cash-basis numerator as is used in calculating the Regulatory Ratio by the University’s GAAP net revenue. As such, the University believes that the Supplemental Ratio is excluded from the definition of “non-GAAP financial measure” under Regulation G and Item 10 of Regulation S-K because it is a “ratio” calculated using exclusively one or both of (i) financial measures calculated in accordance with GAAP (i.e., the denominator), and (ii) operating measures or other measures that are not non-GAAP financial measures (i.e. the numerator). The University further confirms that neither the Regulatory Ratio nor the Supplemental Ratio are used by the Company as measures of performance or liquidity.
In future filings in which it includes the Supplemental Ratio, the University will make more clear the manner in which the Supplemental Ratio is calculated and the difference between the Supplemental Ratio and the Regulatory Ratio.

Ms. Kathyrn T. Jacobsen
United States Securities and Exchange Commission
October 18, 2010

Revenue Recognition, page 100
18. Quarterly Results of Operations (Unaudited), page 121
3.	We note your response to comment 12 from our letter dated August 31, 2010. It remains unclear to us how you concluded that the change in your revenue recognition method from the “months approach” to the “days approach” constituted a correction of an accounting error, instead of a change in accounting principle to one that is more preferable. In light of your statement that you merely “refined the manner in which the University recognized revenues pro-rata over the applicable period of instruction,” it does not appear that the previous method which resulted in materially different interim results, would necessarily constitute an error. Please explain in greater detail why the use of the previous method was inappropriate in prior periods. Additionally, please expand your disclosures to include the impact of the change on any other affected balance sheet line item for each individual prior period presented or the correction of the period-specific effects of the error. Refer to ASC Topic 250-10-50-(1) or (7) as appropriate.
University’s Response:
The University’s accounting policy historically was, and currently is, to record revenue over the applicable period of instruction. The “months approach” was a mathematical calculation used by management prior to the third quarter of 2009 to determine the revenue to be recognized in each period in accordance with that revenue recognition policy. Management believed that this resulted in the University recognizing revenue on a basis materially consistent with the University’s policy and did not believe that this would result in any material cut-off errors. The “days approach” applied by the University beginning in the third quarter of 2009 represents a more accurate computation of the amount of revenue to be recognized in each period in accordance with the University’s revenue recognition policy but does not represent a change in accounting principle. The “days approach” was implemented to insure that cut-off errors of any magnitude would be eliminated.
Subsequent to applying the “days approach”, the University recognized the application of the “months approach” calculation had resulted in cut-off errors in certain prior interim periods and that revenue had been recognized in certain of those periods in amounts that were materially inconsistent with the University’s accounting policy.
As an illustrative example, assume a 16-week term started on January 7, 2008 and ended on May 4, 2008. Under the “months approach” previously used, the University broke that 16-week term into four months (January, February, March and April 2008), and recognized 25% of that term’s revenue in each month in equal/ratable amounts with a full month of revenue getting allocated to January 2008 and none getting allocated to May 2008. Similarly, for a 16-week term that started on June 30, 2008 and ended on October 26, 2008, the University broke that 16-week term into four months (July, August, September and October 2008), and recognized 25% of that term’s revenue in each month in equal/ratable amounts with no revenue getting allocated to June 2008 and a full month of revenue getting allocated to October 2008.
Given these facts, management concluded the University’s historical calculation was inconsistent with its accounting policy and determined that such differences constituted errors under ASC 250. Accordingly, the University restated its quarterly financial information for 2008 and for the first two quarters of 2009. The historical application of the “months approach” calculation did not, however, result in revenue being recognized in prior annual periods in amounts that were materially inconsistent with the University’s accounting policy.

Ms. Kathyrn T. Jacobsen
United States Securities and Exchange Commission
October 18, 2010

In the University’s next quarterly report on Form 10-Q, it will disclose the impact of the error on affected balance sheet line items for each interim period affected by the error included in Note 18 of the University’s audited financial statements for the year ended December 31, 2009. Supplementally, the University provides the following information with respect to the impact on affected balance sheet line items for each of those periods.

	As of March 31, 2009		As of June 30, 2009
	As Reported	As Restated	As Reported	As Restated
Accrued liabilities	11,935	11,594	11,178	11,178
Income taxes payable	4,123	2,906	67	67
Deferred revenue and student deposits	31,995	35,404	20,183	20,183
Due to related parties	2,429	2,407	1,666	1,666
Total current liabilities	60,222	62,051	45,756	45,756
Total liabilities	92,267	94,096	72,541	72,541
Accumulated deficit	(4,785)	(6,614)	1,029	1,029
Total stockholders’ equity	65,626	63,797	53,965	53,965
Total liabilities and stockholders’ equity	157,893	157,893	126,506	126,506

	As of March 31, 2008		As of June 30, 2008
	As Reported	As Restated	As Reported	As Restated
Accrued liabilities	7,252	7,285	6,582	6,615
Income taxes payable	2,255	1,534	1,646	1,654
Deferred revenue and student deposits	19,327	21,549	10,973	10,914
Due to related parties and former owner	10,289	10,203	1,472	1,654
Total current liabilities	46,048	47,196	26,749	26,734
Total liabilities	76,250	77,398	56,519	56,503
Accumulated deficit	(14,989)	(16,137)	(15,150)	(15,135)
Total stockholders’ equity	(7,333)	(8,481)	(8,440)	(8,425)
Total liabilities and stockholders’ equity	101,118	101,118	80,548	80,548

	As of September 30, 2008		As of December 31, 2008
	As Reported	As Restated	As Reported	As Restated
Accrued liabilities	12,006	12,162	9,674	9,674
Income taxes payable	4,046	4,406	172	172
Deferred revenue and student deposits	25,583	24,493	14,262	14,262
Due to related parties	2,379	2,390	1,197	1,197
Total current liabilities	49,239	48,676	32,557	32,557
Total liabilities	80,336	79,773	63,400	63,400
Accumulated deficit	(13,898)	(13,335)	(11,689)	(11,689)
Total stockholders’ equity	(7,457)	(6,894)	53,590	53,590
Total liabilities and stockholders’ equity	105,618	105,618	116,990	116,990

Ms. Kathyrn T. Jacobsen
United States Securities and Exchange Commission
October 18, 2010

Form 10-Q for the Quarter Ended March 31, 2010 Critical Accounting Policies and Use of Estimates, page 13
Staff’s Comment:
4. We note your response to comment 17 from our letter dated August 31, 2010. Per your statement, the University anticipates that it will experience an increase in the Title IV funds that will need to be returned to lenders since a student must complete two (instead of one) courses in a payment period to earn the full financial aid award. Since a significant amount of your revenues is derived from Title IV funds, and it appears that you anticipate an increase in Title IV funds to be returned, tell us how you can determine that collectability is assured for the nonrefundable portion of the tuition following a student’s withdrawal.
University’s Response:
In accordance with University policy, all prospective students are required to select both a primary and secondary payment option with respect to amounts due to the University for tuition, fees and other expenses. In instances in which a student selects financial aid as the primary payment option, he or she often selects personal cash as the secondary option. If a student that has selected financial aid as his or her primary payment option withdraws prior to the end of a course but after the date that the University’s institutional refund period has expired, the student will have incurred the obligation to pay the full cost of the course. If the withdrawal occurs before the date at which the student has earned 100% of his or her financial aid, however, then the University will have a return to lender requirement and the student will owe the University all amounts incurred that are in excess of the amount of financial aid that the student earned and that the University is entitled to retain. In this case, the University must collect the receivable using the student’s second payment option. The University is often successful in collecting such receivables because the amount owed by a particular student that is in excess of the amount of financial aid that the student earned and that the University is entitled to retain is often quite small (usually less than $1,000). The University analyzes these student receivables for collectability based on an analysis of its historical bad debt experience and the aging of the receivables, as described on p. 76 of the 2009 10-K.
5. Please expand your disclosures to include your underlying assumptions for revenue recognition in a non-term based environment, after consideration of revised Title IV calculations and your refund policy as applicable, per your statements on page 13 of the Form 10-K.
University’s Response:
In future filings, the University will expand its disclosures to reflect the interplay between its institutional refund policy and its return to lender obligations as it relates to the University’s revenue recognition and allowance for doubtful accounts policies, as discussed in Comment #4 above.
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Ms. Kathyrn T. Jacobsen
United States Securities and Exchange Commission
October 18, 2010

In response to the Staff’s comments, the University further acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (480) 639-6648.
Very truly yours,
Daniel E. Bachus
Chief Financial Officer